# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Timothy B. Goodell, Hess Corporation, 1185 Avenue of the Americas, New York, New York (NY), 10036, (212) 997-8500

## Reporting persons
- Hess Midstream GP LP (CIK 0001797015): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hess Midstream GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Delaware Limited Liability Company
- Hess Infrastructure Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Delaware Limited Liability Company
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 79,428,190; sole dispositive power 0; shared dispositive power 79,428,190; aggregate amount beneficially owned 79,428,190 (37.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 22 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

May 2025 Underwriting Agreement

On May 28, 2025, the Issuer, New HESM GP LP, New HESM GP LLC, Blue Holding, and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as underwriters (the "Underwriters"), entered into an Underwriting Agreement (the "May 2025 Underwriting Agreement"), pursuant to which the Underwriters agreed to purchase from Blue Holding, subject to and upon the terms and conditions set forth therein, 15,022,517 Class A Shares at a price of $36.86 per share, comprising of (i) 449,000 Class A Shares indirectly owned by Blue Holding through its ownership of 50% of the limited liability company interests in New HESM GP LP and (ii) 14,573,517 Class A Shares issuable upon Blue Holding's redemption of a corresponding number of OpCo Class B Units (the "May 2025 Secondary Offering"). In connection with the May 2025 Secondary Offering, New HESM GP LP equally distributed all the Class A Shares and Class B Shares it held to Hess Investments and Blue Holding. On May 30, 2025, the May 2025 Secondary Offering closed.

Pursuant to the May 2025 Underwriting Agreement, the Issuer and Hess Investments have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 60 days after the date of the May 2025 Underwriting Agreement without first obtaining the written consent of the Underwriters subject to certain exceptions.

The above description of the May 2025 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Governance Changes

As of closing of the May 2025 Secondary Offering, Blue Holding no longer holds a direct or indirect ownership interest in any of the Issuer, New HESM GP LLC, New HESM GP LP or HIP GP LLC. As a result, Hess Investments now owns 100% interest in HIP GP LLC. Consequently, the three directors of the Issuer appointed by Blue Holding have resigned from the Issuer's board of directors effective as of the date hereof. The directors appointed by the Reporting Persons will continue to have the voting power necessary to control the day-to-day management and operation of the business and assets of the Issuer, subject to certain actions with respect to the Issuer's business which will require the approval of at least one of the Reporting Persons' director appointments and one independent director.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, based on 131,084,592 Class A Shares outstanding as of the closing of the May 2025 Secondary Offering.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Hess Investments is the record holder of (i) 449,000 Class A Shares and (ii) 78,979,190 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Hess Investments is an indirect, wholly owned subsidiary of Hess Corporation. As a result, Hess Corporation may be deemed to share beneficial ownership of the securities held of record by Hess Investments and New HESM GP LP.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units since Amendment No. 21.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the May 2025 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 24**: Underwriting Agreement, dated as of May 28, 2025, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, GIP II Blue Holding, L.P., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on May 30, 2025).

** Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) is the type of information that the registrant treats as private or confidential.

## Signatures
- Hess Midstream GP LP: By: Hess Midstream GP LLC, its general partner, /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/30/2025)
- Hess Midstream GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/30/2025)
- Hess Infrastructure Partners GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/30/2025)
- Hess Investments North Dakota LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Vice President (05/30/2025)
- Hess Corporation: /s/ John P. Rielly, John P. Rielly, Executive Vice President and Chief Financial Officer (05/30/2025)